Exhibit 99.1



                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                    Authorized Capital Publicly Held Company

        Corporate Taxpayer's Identification (CNPJ) # 47,508,411/0001 -56

                   MINUTES OF THE BOARD OF DIRECTORS' MEETING
                           HELD ON DECEMBER 16, 2003


On December 17, 2003, at 5.00 p.m., in the Company's headquarters, located at Av. Brigadeiro Luiz Antonio, 3142, Sao Paulo, state of Sao Paulo, the members of the Company's Board of Directors gathered together in a meeting called by its chairman, being present the board members who sign these Minutes. The meeting was presided by the Chairman of the Board of Directors, Mr. Abilio dos Santos Diniz, who invited me, Marise Rieger Salzano, to be the Secretary of the meeting. Starting the meeting, the Chairman informed that the members would deliberate, respecting the Company's Authorized Capital, over the issuance of 256,100,000 (two hundred fifty six million and one hundred thousand) preferred shares, at a subscription price of R$ 21.98 per thousand shares, in a total amount of R$ 5,629,078.00 (five million, six hundred twenty-nine thousand and seventy-eight reais), in light of the subscription and payment of these shares, fulfilling the Stock Option Plan, duly approved by the Board of Directors in a Meeting held on February 4, 1997 and by the Company's Shareholders in a General Shareholders' Meeting held on April 28, 1997, for satisfying the final allotment of Series 3 of above mentioned Plan. After debates and discussions, it was approved by the unanimity of the Board Members, the capital increase, fulfilling the dispositions of the Stock Option Plan, final allotment of Series 3, through the issuance of 256,100,000 (two hundred fifty six million and one hundred thousand) no-par preferred shares, at a subscription price of R$ 21.98 per thousand shares , in a total amount of R$ 5,629,078.00 (five million, six hundred twenty-nine thousand and seventy-eight reais). As a result of such increase, the Company's Capital Stock will increase from R$ 3,151,548,586.23 (three billion, one hundred fifty-one million, five hundred forty-eight thousand, five hundred eighty-six reais and twenty-three cents)


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to R$ 3,157,177,664.23 (three billion, one hundred fifty-seven million, one hundred seventy-seven thousand, six hundred sixty-four reais and twenty-three cents), fully paid in and divided into 113,442,239,433 (one hundred thirteen billion, four hundred forty-two million, two hundred thirty-nine thousand, four hundred thirty-three) no-par shares, composed of 63,470,811,399 (sixty-three billion, four hundred seventy million, eight hundred eleven thousand, three hundred ninety-nine) common shares and 49,971,428,034 (forty-nine billion, nine hundred seventy-one million, four hundred twenty-eight thousand and thirty-four) preferred shares.

Pursuant to the dispositions of the Plan approved by the Board of Directors and Shareholders, the preferred shares resulting from such subscription will have the same features and conditions and will enjoy the same rights and advantages statutorily attributed to this type of share, being entitled, also, to receive full dividends referring to the fiscal year 2003.

After the Capital Stock increases deliberated during this meeting, the caput of
Article 4 of the Company's Bylaws will be the following:

"ARTICLE 4 (caput) - The Capital Stock of the Company is R$ 3,157,177,664.23 (three billion, one hundred fifty-seven million, one hundred seventy-seven thousand, six hundred sixty-four reais and twenty-three cents) fully paid in and divided into 113,442,239,433 (one hundred thirteen billion, four hundred forty-two million, two hundred thirty-nine thousand, four hundred thirty-three) no-par shares, composed of 63,470,811,399 (sixty-three billion, four hundred seventy million, eight hundred eleven thousand, three hundred ninety-nine) common shares and 49,971,428,034 (forty-nine billion, nine hundred seventy-one million, four hundred twenty-eight thousand and thirty-four) preferred shares".

Having no further business to be discussed, the meeting was adjourned and these Minutes were drawn up, read, agreed, approved and signed by attending


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members. Sao Paulo, December 17, 2003. Sig. Chairman - Abilio dos Santos Diniz;
Secretary - Marise Rieger Salzano; Board Members: Valentim dos Santos Diniz, Abilio dos Santos Diniz, Augusto Marques da Cruz Filho, Fernao Carlos B. Bracher, Roberto Teixeira da Costa, Mailson Ferreira da Nobrega, Gerald Dinu Reiss and Luiz Carlos Bresser Goncalves Pereira.

                              This is a true copy.



                             MARISE RIEGER SALZANO
                                   Secretary